SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                   VILLAGE SUPER MARKET, INC.
                        (Name of Issuer)

                 Class A Common Stock, No Par Value
                   (Title of Class of Securities)

                          92701-40-9
                        (CUSIP Number)

                         Kevin Begley
                    Village Super Market, Inc.
                      733 Mountain Avenue
                     Springfield, NJ  07081
                         (973) 467-2200
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                        June 22, 2010
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]




                           SCHEDULE 13D

CUSIP No.   238-108-20-3

1.   NAMES OF REPORTING PERSONS

                    Steven Crystal

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
     (SEE INSTRUCTIONS)
                                                       (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       OO
                                                  (inheritance)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

                  |    7.   SOLE VOTING POWER       1,371,506
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER     0
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER  1,371,506
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER  0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH 1,371,506
       REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  10.24%


14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)          IN



Item 1.   SECURITY AND ISSUER.

          This Statement related to the Class A, Common Stock, No Par Value, of Village Super Market, Inc. (NASDAQ-VLGEA) (the "Issuer"), which has its principal executive office at 733 Mountain Avenue, Springfield, New Jersey 07081.


Item 2.   IDENTITY AND BACKGROUND.

          This filing is made on behalf of Steven Crystal. Mr. Crystal's address is 733 Mountain Avenue, Springfield, N.J. 07081. Mr. Crystal is a director of the Issuer. Mr. Crystal has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Crystal is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This Schedule 13D is being filed to reflect the transfers by inheritance of shares by Mr. Crystal, and by the Crystal Family Foundation, a 501(c)(3) organization for which Steven Crystal serves as sole Trustee, from the estate of Norman Crystal, Steven Crystal's father.

Item 4.   PURPOSE OF TRANSACTION.

     By virtue of the existence of a "group" known as the Sumas Family Group, the Issuer is a "Controlled Company" within the meaning of NASDAQ Rule 4350(c)(5) and is therefore exempt from the "independent director" requirements of Rule 4350(c). Control is exercised pursuant to voting of the Class B Common Stock, No Par Value. Each Class B share is entitled to 10 votes per share at all meetings of shareholders and is convertible into Class A shares on a share-for-share basis.

     Mr. Crystal holds, directly or indirectly, 931,266 shares of the Class A Common Stock and 440,240 shares of the Class B Common Stock. This represents 10.24% of the total voting power at a meeting of shareholders. Beneficial ownership information contained herein assumes conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock and thus overstates the actual voting power of Mr. Crystal. Were no conversions to take place, the total voting power would be 7.54%

     Mr. Crystal has plans or proposals which would relate to or result in any of the transactions listed in Item 4 of Schedule l3D except that Mr. Crystal reserve the right to acquire and dispose of shares of the Issuer from time to time.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     All of the following information assumes conversion of all outstanding Class B Common Stock into Class A Common Stock.

     Mr. Crystal has beneficial ownership of 1,371,506 shares or 10.24% of the Class A Common Stock of which 1,371,506 shares or 10.24% is sole beneficial ownership and 0 shares or 0% constitutes shared beneficial ownership. Such beneficial ownership is of both voting and dispositive power.

     A total of 12,870 shares have been granted pursuant to the issuer's restricted stock grant plan, and are presently subject to restrictions on transfer.

     There have been no transactions in securities of the Issuer in the past 60 days by Mr. Crystal.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.


                            SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                    STEVEN CRYSTAL
                                   ______________________
                                    Steven Crystal


Dated:  October 8, 2010


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)